

Jardines

Jardine Matheson Limited
Tel (852) 2843 8288 Fax (852) 2845 9005



Group Secretariat

22nd October 2001

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a copy of a letter dated 22nd October 2001 in respect of the above Company which was sent to the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

www.jardines.com
Incorporated in Bermuda with limited liability



Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

22nd October 2001

The UK Listing Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
United Kingdom

Dear Sirs

Jardine Matheson Holdings Limited ("JMH")
- Share Repurchase

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase	:	22nd October 2001
Total number of shares repurchased	:	83,600 shares
Price paid per share	:	US$5.60

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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